SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of March, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

1Q07 and 2007 Guidance (USGAAP)

São Paulo, March 20, 2007 – Votorantim Celulose e Papel (NYSE: VCP and BOVESPA: VCPA4) reports the main projections which will guide future quarterly and annual results in USGAAP. It should be emphasized, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is intended to contain all the information necessary for such an assessment. It does, however, reinforce the Company’s strong commitment to transparency and relationship with investor’s community. This report has assumed an average exchange rate of R$2.11/US$ for the 1Q07, 2% down over 4Q06 (R$2.15/US$) and 4% down compared to 1Q06 (R$2.20/US$). The assumed exchange rate for the end of the period is R$2.10/US$, 2% down the 4Q06 (R$2.14) and 3% down the 1Q06 (US$2.17). VCP will report its 1Q07 results on April 18, 2007, before market opening.

1Q07 Performance Guidance (vs. 4Q06 e 1Q06) and 2007 (vs. 2006)

Pulp Business	Remarks

International Market

Demand in Europe and USA remained favorable during 1st quarter 2007, with list prices for eucalyptus pulp consolidated at US$670-680/ton in Europe and US$715/ton in North America. The Asian market continued more resistant due to the seasonally weak period coupled with the Chinese New Year’s celebration in Feb/07 and the additional pulp offer by the Chilean start-up. The list price for eucalyptus pulp for this region stood at US$630-650/ton.

Market conditions remained more favorable for softwood due to three main factors: (i) lower worldwide inventory levels, (ii) problems in wood supply, both, in North America due to lower activity in the USA homebuilding segment added to logistic problems and in Europe due to a mild winter postponing wood harvesting, and (iii) capacity shutdowns in Canada and Europe. The price difference between softwood and eucalyptus pulp price reached US$100/ton (Europe) in March/07, after a US$20/ton increase in softwood price.

(1)

Beginning Sep 1, 2006, 50% of pulp and P&W paper volumes originated from the RIPASA’s Americana unit are being resold by VCP, being acquired at an average Ripasa’s price, discounting selling and distribution expenses. This is a pre-consortium operation to anticipate part of the synergies during the consortium approval process.

(2)	See Material Fact as of Mar/6/07 http://www.vcp.com.br/English/Investors/Notices+and+Material+Facts/Material+Fact/default.htm
(3)	See Material Fact as of Feb/15/07 http://www.vcp.com.br/English/Investors/Notices+and+Material+Facts/Material+Fact/default.htm
(4)	See Notice to the Market as of Feb/23/07 http://www.vcp.com.br/English/Investors/Notices+and+Material+Facts/Notice+to+the+Market/default.htm

For 2007 we expect average prices to be in line with 2006, with the 1st half of 2007 more favorable than the second one due to the Chilean capacity learning curve effect of 1.5mtpy and new capacity additions originating from Mucuri project (Brazil) and Botnia (Uruguay) in 4Q07 representing 1mtpy each. On the other hand, capacity shutdowns in the Northern hemisphere should continue in upcoming years partially offsetting the expected additions.

It is important to highlight that any estimate is linked to economic growth and global demand, continuity of inefficient capacity shutdowns, currencies appreciation over US$and price differentiation between softwood and hardwood.

VCP’s pulp volume and sales price

1Q07 total sales volume should be approximately 245,000 tons (including volume originating from RIPASA(1)’s Americana unit resale), 6% decrease compared to 4Q06 due to mostly by tough negotiation in the Asian market.

VCP’s 1st quarter 2007 net average pulp price should remain stable compared to 4Q06 and up 9% compared to 1Q06.

We revised our 2007 pulp sales volume from 1,100,000 tons to 1,070,000 tons, including Americana’s volume, due to delays in the sale of Ripasa’s non-integrated paper units (Embu, Cubatão and Limeira) and Mogi. These delays resulted in the expected volume of available pulp as these mills continued to operate and require pulp to maintain their operations.

Previous guidance of 1,100,000 tons considered the disposition of all the aforementioned units in the beginning of 1Q07, however; only Embu and Mogi were concluded by the end of such period.

It is important to note that these numbers do not include VCP’s stake in Aracruz.

Paper Business	Remarks

Domestic and International Markets

In addition to the 1st quarter seasonality of lower demand, domestic market dynamics changed according to the types of paper. Competition in the uncoated paper segment was reduced permitting a price increase in Feb/07 and Mar/07 of approximately 5% in R$. In the international market, uncoated paper prices remained stable in dollars.

Regarding value added papers, imports continued to pressure coated paper prices, driven by the R$appreciation in the period. For thermal and carbonless papers, prices remained stable with demand in accordance with seasonality.

Guidance 2 / 4

Effects resulting from the strategic changes for the sales of VCP paper

Within this scenario VCP’s paper business performance in the quarter will reflect the effect of the lower uncoated paper sales, due to the Luiz Antonio mill swap in Feb 1, 2007, while the effect resulting from the sale of Mogi das Cruzes mill, in the specialty papers, will be accounted only in the 2nd quarter 2007(2).

Regarding the sale of Ripasa’s Embu mill, it will not affect VCP’s paper sales volume at any time, as its results are accounted through Ripasa’s equity income. The same applies to the other Ripasa’s units, Cubatão and Limeira, still in the process of disposition.

Volume and Sales Prices of VCP

1Q07 total paper sales volume should be approximately 150,000 tons (including Americana(1) unit sales volume), 27% down over 4Q06 and in line with 1Q06 volume. Out of this sales volume approximately 40,000 tons will be non-recurring, as they refer to the Luiz Antonio mill sales (equals to one month production plus remaining inventories) and Mogi das Cruzes.

1Q07 sales mix should be close to 70% domestic market / 30% export market, with value added paper share (coated and specials) over total paper sales increasing from 35% in 4Q06 to 44% in 1Q07. This better sales mix should result in an increase in the net paper price in dollars of approximately 7% (5% in R$) in 1Q07 compared to 4Q06.

For 2007 we maintain our paper sales volume estimates of approximately 500,000 tons, 25% down over 2006 due mainly to the Luiz Antonio swap and Mogi das Cruzes sale, partially offset by the total ingression of Americana unit. Sales mix could achieve 85% in the domestic market.

It is important to note that this volume do not consider any given effect of the joint-venture for the paper assets at Jacareí(4) unit, which is still being evaluated.

Results	Remarks

Operating costs and expenses

The 1Q07 pulp cash cost should remain stable in local currency but show an increase in US$due to the higher average FX rate in the quarter. VCP’s machines continued to perform efficiently and there were no stoppages in the quarter.

The SG&A expenses should represent approximately 16% of net revenues, flat Q-o-Q.

Consolidated EBITDA (pro forma w/ 50% of Americana)

As of the 1Q07 VCP will report the pro forma EBITDA with the consolidation of 50% of Americana’s EBITDA. Our objective is to better demonstrate the full impact of Americana’s operating results on VCP’s figures and not only the distribution margin from the resale(1). We believe this is the form of reporting that better reflects the final consolidation of the consortium when it is approved.

We expect the proforma EBITDA margin to reach a level of 36% in the 1Q07. It’s important to mention that any estimate may severely differ according to the currency fluctuations and market prices.

EBITDA w/ the resale margin of Americana’s products

VCP’s EBITDA margin, considering the distribution margin of Americana’s products only(1), should reach approximately 32% compared to 34% in 4Q06. The main factors influencing the operating result in the quarter were: i) lower pulp sales due to the fierce negotiation with Asian clients, ii) lower paper sales due to seasonality and swap of Luiz Antonio mill, and iii) higher participation of the Americana’s products resold by VCP. Those products are acquired at market prices discounted of commercial and distribution expenses and resold through VCP’s channels with a margin of between 15-20%.

Guidance 3 / 4

Financial Result

1Q07 net financial result should be positive (i.e. net financial income) due to low debt cost compared to favorable interest on cash investments, and to the positive effect of the foreign exchange variation over VCP’s cash invested in local currency. VCP fully reduced its financial hedge position in light of the future expectations over the exchange rate.

Effect of the Asset Swap with IP in the Balance Sheet and Income Statement

The Luiz Antonio swap should reduce long term assets by approximately US$500 million, while the ingression of Três Lagoas should increase assets by approximately US$1.5 billion, resulting in a net increase of US$1 billion. The net equity should in turn record the US$1 bn increase since that amount should be recorded in the income statement in the “other operating income” line, representing a non-cash and non-recurrent effect on net profit in the quarter.

Effect of the Sale of Embu and Mogi das Cruzes in the Income Statement

The sale of Embu(3) unit should result in the one-off amortization of a proportional amount of Ripasa’s goodwill allocated to this unit of approximately US$12 million in the non-operating result line. The sale of Mogi das Cruzes should have no effect in the 1Q07 result.

Share price: VCPA4=R$37.11 ADR VCP =US$17.72 March 19, 2007	Shares outstanding: 204,145,507 Market capitalization: R$7.6 billion US$3.6 billion	Investor Relations Ph: (5511) 2138-4168/ 4287 4261/ 4361 Fax: (5511) 2138-4066 Email: ir@vcp.com.br Web: www.vcp.com.br	Valdir Roque CFO and IRO Alfredo F. Villares Investor Relations Manager Andrea Kannebley Sandra Matsumoto Isabela Cadenassi

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

Guidance 4 / 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 03/20/2007
	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer